SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


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In the Matter of
                                                 CERTIFICATE
New Century Energies, Inc.
                                                     OF
File No. 70-9341
                                                NOTIFICATION
(Public Utility Holding Company
Act of 1935)

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      This Certificate of Notification is filed by New Century Energies, Inc. ("NCE"), a Delaware corporation, pursuant to Rule 24. Such filing is made pursuant to NCE's Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and the order of the Securities and Exchange Commission (the "Commission") dated February 26, 1999 (HCAR No. 26982) (the "Order") in the above-referenced file. The Order directed that NCE file with the Commission certificates pursuant to Rule 24 on a quarterly basis within 60 days from the end of each calendar quarter. As such, this certificate reports information related to the period January 1, 2000 through March 31, 2000. In summary, the Order provides for NCE to report information relating to its investments in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs") (collectively "Exempt Entities"). For the purposes of this report, Yorkshire Power Group Ltd. ("Yorkshire Power"), which indirectly holds Yorkshire Electricity Group plc, and The Independent Power Corporation plc ("IPC") will be treated as FUCOs. Such required information is as follows:

a. NCE's aggregate investment in Exempt Entities, as computed in accordance with rule 53(a):

    NCE's aggregate investment in Exempt Entities at March 31, 2000 is $377.9 million or 46.9% of retained earnings.

b. NCE's aggregate investment in Exempt Entities as a percentage of the following:

    As a percentage of total capitalization                  6.1%

    As a percentage of net plant                             6.0%

    As a percentage of total consolidated assets             4.6%

    As a percentage of market value of common equity
       and retained earnings                                10.8%

c.  NCE's consolidated capitalization ratios:

    Debt as a percentage of capitalization (including
      approximately $590 million of short-term debt)        50.0%

    Equity as a percentage of capitalization (including
      mandatorily redeemable preferred securities)          50.0%

d.  NCE's market to book ratio of common stock

    Market-to-book ratio at March 31, 2000                   1.26

e.  Analysis of growth in NCE's consolidated retained earnings:

    Retained earnings growth from Exempt Entities                $23.0 million

    Retained earnings growth from all other NCE subsidiaries      14.7 million
                                                                ------

    Total increase in consolidated retained earnings for the
      three months ended March 31, 2000                          $37.7 million
                                                                 =====

f. Statement of revenues and net income for the twelve months ending March 31, 2000 for each of the Exempt Entities (in millions):

      Exempt Entity                          Revenues   Net Income (Loss)
      -------------                          --------   -----------------

    Yorkshire Power Group Ltd.               $2,345.3        $103.5

    Independent Power Corporation plc             1.6           0.9

    Independent Power International                 -          (3.6)

    Denver City Energy Associates, L.P.           3.6          (0.2)






                                         New Century Energies, Inc.


      Dated: May 30, 2000                    By:/s/ Teresa S. Madden
                                                --------------------
                                                 Teresa S. Madden
                                                    Controller